EXHIBIT (a)(1)(F)

                      FORM OF NOTICE OF EXPIRATION OF OFFER

To: ________________

     We are pleased to announce that we have completed our Offer to Amend the Exercise Price of Certain Options. As a result of the Offer, we have accepted submitted acceptances of the Offer with respect to Eligible Options covering ____________ shares of Monster common stock and have amended the exercise price of those options to the Amended Exercise Price (as defined in the Offer to Amend). In addition, the participants whose Eligible Options have been amended in accordance with the Offer are now eligible for special cash payments in the aggregate amount of up to $____________ to compensate them for the higher exercise price per share in effect for their amended options.

     As part of our acceptance process, we accepted and amended your Eligible Option(s) to acquire _________ shares of our common stock. Your amended option(s) will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for that option. The amendment has had no effect on the vesting schedule, option term or any other term of the option(s).

     In exchange for your agreement to amend your outstanding Eligible Options to raise the exercise price as indicated by your Letter of Transmittal, Monster hereby promises to pay you a special cash payment in the amount of $____________. The cash payment with respect to the portion of the Eligible Option that is vested as of the expiration of the Offer will not be subject to any further vesting conditions and will be payable to you as soon as practicable after January 1, 2008. Any cash payment payable with respect to the portion of the Eligible Option that is scheduled to vest after the expiration date of the Offer will become payable to you only if that portion of the Eligible Option vests, and will be paid as soon as practicable after the later of (i) January 1, 2008, or (ii) the date upon which that portion of the Eligible Option vests. Monster must withhold all applicable U.S. federal, state, local and foreign income, employment withholding taxes and other required payments from each installment of the cash payment you earn, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld.

     This promise to make cash payment is subject to the terms and conditions of the Offer as set forth in the Offer to Amend the Exercise Price of Certain Options and the Letter of Transmittal (collectively, the "Offer Documents"), all of which are incorporated herein by reference. This promise and the Offer Documents reflect the entire agreement between you and Monster with respect to this transaction. This promise may be amended only by means of a writing signed by you and an authorized officer of Monster.

                                              MONSTER WORLDWIDE, INC.



                                              By:__________________________
                                              Title:
                                              Date: